COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

04046568

Telefax: (212) 266-7235

RECEIVED DEC - 3 2004 SEC MAIL PROCESSING WASH, D.C. 213 SECTION

December 2, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed a copy of the English language version of a press release, published on Commerzbank's website, which may be of interest to Commerzbank shareholders. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212)266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt

Enclosure

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

Press release

For the business editor

February 5, 2003

Commerzbank plans return to profitability in 2003
Proposed dividend of 10 cents per share

After posting a loss for the 2002 financial year, Commerzbank plans to return to profitability in the current year. As its chairman, Klaus-Peter Mülle r, said in Frankfurt when presenting the provisional figures of the consolidated financial statements, his bank will " be back in the black even if conditions remain adverse". While it is still too early to make a serious forecast regarding the expected result, the management board are convinced that " we will achieve a turnaround, unless the economy collapses altogether and the risks get entirely out of control".

Despite the unsatisfactory result, the management board will propose a dividend payment of 10 cents per share to the supervisory board at its meeting for approving the accounts on March 31. Mr. Mülle r looks upon this proposal as a gesture towards the bank's 360,000 shareholders. Naturally, the holders of profit-sharing certificates will also receive a distribution.

Worst banking year in 50 years

The "ann us horribilis" 2002, with its economic stagnation and an even stronger fall on stock markets, was characterized by huge charges in the form of write-downs, provisioning and restructuring expenses. At the same time, income plunged. Net interest income, for example, fell by almost 13% – partly however due to the deconsolidation last August of the former mortgage-banking subsidiary Rheinhyp. Net commission income declined less sharply, by 7%, not least because the bank was able to compensate to some extent for customers' lack of interest in equities through new record sales of its open-ended property fund Haus-Invest. The trading profit, which was naturally hardest hit by falling share prices, was not even half as high as in 2001. All in all, the bank had to cope with a drop of roughly 1.7bn euros in its revenue from operating activities.

Provisioning develops according to plan

According to Mr. Müll er, one of the bright spots of the financial statements is provisioning. While valuation allowances on the loan portfolio rose to a record 1.32bn euros as a result of the continuing wave of insolvencies, this lay exactly within the planned framework. Commerzbank's chairman saw this precision landing as confirmation that the bank has its risks under control. " We have state-of-the-art risk-management systems and they are among the best that the industry has to offer", he added. All the same, one of the most urgent tasks over the next few years is to bring the necessary valuation allowances down significantly. "N ot by refusing to lend – an accusation levelled at private-sector banks in general – nor by lending indiscriminately, as in the past, but rather by lending in a targeted, risk-conscious manner to provide the successful *Mittelstand* in particular with credit."

Commerzbank AG
Corporate Communications – Press Relations -
60261 Frankfurt am Main

Tel. (069) 136 - 22830
Fax (069) 136 - 22008
e-mail: pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

Great progress with cost-cutting measures

Mr. Müller was very satisfied with the progress made with cutting costs. In fact, Commerzbank managed last year to reduce its operating expenses by just over 700m euros, or 12%, to 5.15bn euros, well below the target figure of 5.5bn.

At the moment, the bank is working intensively on the details of the "cost-cutting offensive plus", the outcome of which will be made known in March. The cutting of at least 425 front-office jobs in investment banking – a measure which has been separated from this project – has begun, though fresh recruitment is planned in profitable areas. The cuts mainly affect the bank's overseas outlets in New York, Tokyo and Singapore. Parallel to this, 900 personnel are being shed in retail branch business.

The objective of all these measures, according to Mr. Müller, is to push costs below 5bn euros in the current year. By end-2004, the bank's cost base should be no more than 4.5bn euros – around 1.5bn euros lower than in 2001. "Further shrinkage cannot be justified," said Mr. Müller, "unless we want to run the risk of crassly neglecting our business duties, our customers and our competitive position."

Extraordinary income and expenses predominate

The 2002 figures strongly reflect the large positive and negative extraordinary items, each amounting to more than one billion euros. The extraordinary expenses included write-downs on investments and securities, in particular on the package of T-Online shares, on various investment-fund units and private equity investments, and also in connection with the disposal of the US asset manager Montgomery. The bank also had to shoulder restructuring expenses of 209m euros for various structural and personnel measures.

At the same time, it registered large tax-free earnings: from the disposal of a 3.9% interest in the French bank Crédit Lyonnais as well as 721m euros from the deconsolidation of Rheinhyp, which were booked in the third quarter.

As the balance of all income and expenses items, Commerzbank – on a still provisional basis – has posted a net loss before taxes and restructuring of 163m euros. Its chairman stressed that the bank has quite intentionally taken many problem items into account in these results and can therefore "move forward, justly confident, into a future that will certainly not be all plain sailing."

Equity position strengthened – core capital ratio rises to 7.3%

For Mr. Müller, one of the encouraging trends in the past year was the development of the bank's capital ratios. With a core capital ratio of 7.3%, Commerzbank reached a new record high, far above the previous level. The same holds true for the overall capital ratio of 12.4%. The occasionally voiced claim that Commerzbank is undercapitalized is really absurd in the light of such figures, argued Mr. Müller.

The marked improvement is due to the sharp reduction of risk-weighted assets. Not only the Rheinhyp effect could be felt here but also an active policy of securitizing credit risks and overhauling the loan portfolio. All told, risk-weighted assets were reduced by 43bn euros in 2002.

The negative revaluation reserve, which had amounted to –1.28bn euros at end-September, was down to –750m euros by year-end. "The horror scenarios that are occasionally presented have failed to materialize, therefore", commented Mr Müller.

Strategy for restoring sustained profitability

In his speech, Mr. Müller also made it clear that Commerzbank is not fatalistically accepting the adverse overall conditions, which will probably prevail for some time. Rather, its staff are actively working to set the bank on the road to recovery. The combined effect of many individual measures will help it to achieve at least its medium-term target of a return on equity on a par with its average cost of capital of 10.3%.

To this end, all the bank's operative units have to rise to the challenges. In corporate business, high priority is given to the systematic integration of corporate and investment banking. For this purpose, four centres for financial engineering are being set up in Germany. They will receive support from the derivatives groups at the bank's main branches and a newly-created unit in the securities department. The bank is convinced that this solution will use to the full the strengths of all the areas and personnel involved, namely the expertise of the investment bankers and the distribution strength and closer customer contacts of the corporate relationship managers.

Given its now even stronger focus on Europe, the bank has begun to prune its non-European activities in investment banking considerably. The same applies in asset management, as the bundling of German units to form the large and powerful Cominvest and the sale of Montgomery show.

An important criterion for success for all business lines is a clear-cut sales orientation. The bank's goal is to offer customers specially tailored products. It is ultimately unimportant whether these are produced by the bank itself or purchased from third parties outside the group. In this connection, Mr. Müller also indicated the possibility of acquisitions to boost sales power and clearly advocated closer cooperation with the AMB Generali group, Commerzbank's strategic partner for insurance and home-loan savings plans.

In order to finance possible acquisitions and to save equity, Commerzbank is prepared to dispose of non-strategic investments – provided that the conditions are right. A further element may possibly involve the outsourcing of sections of information technology, which would not only reduce costs but also make IT operations more flexible.

These examples, said Mr. Müller, show how intensively the management board are working. The objective is "to position Commerzbank in a rapidly changing competitive environment as the best nationwide bank for demanding private customers and the successful *Mittelstand*." The chances of attaining this goal, he concluded, are not at all bad, given a total of almost four million customers in its home market, a market share of practically 6% in the affluent private-customer segment, the fact that 40% of *Mittelstand* firms do business with the bank and a market share of 16% in handling the financial side of Germany's external trade.